Douglas Michael
Sebastopol, CA

SUMMARY OF QUALIFICATIONS

Over 40 years of senior management experience. Held offices as CEO, President and Vice President in technology companies. Specific skills in both entrepreneurial and large business development and management including being employed by the General Electric Company.

EDUCATION/CREDENTIALS

- MBA in marketing and interpersonal communications
- Extensive Undergraduate Studies in Pre-Law
- Special Designated Teaching Credentials in the California Junior College Division

EXPERIENCE

Retired
2000 to present

President/Vice President
GE Capital, IT Division
Western United States
1996 to 1999

- Responsible for all aspects of the enterprise-Operational, Financial, Technology, Human Resources, Sales, Marketing, Strategic Planning and Implementation
- Reported to the CEO of Worldwide IT Services, and Direct Report to the Chairman of the Board of GE, Jack Welch.
- Modeled and Adapted Black Belt Training throughout the Operational Division.

EXPERIENCE

President
Ameridata Technologies
Western United States Operating Division
1993 to 1996

- Functionally Responsible for all aspects of the Operational Business, including Sales, Financial Operations and Achievements of Goals, Human Resources, Deployment of Staff, Rapid Development and Development of Technical Staff, Market Penetration, Software Development and Deployment and Successful Award of Several Hundred Million Dollar State of California Technology Contract.

CEO/President
Photo and Sound Company
1971 to 1992

- Responsible for all aspects of the enterprise-Operational, Financial, Technology, Human Resources, Sales, Marketing, Strategic Planning and Implementation

- Shareholder Communication, Mergers and Acquisitions

- Designed and Directed Construction Plans and identification of Geographic Locations for Offices and State of the Art Warehouse Facilities and related merger targets.

- Visionary for both practical, realistic and affordable business targets embodying established course of direction for the Enterprise.

ACHIEVEMENTS

- Served on Advisory Board to the Dean of the Business School at San Francisco State College (Now State University)

- Lectured at the Graduate School of Business

- Multiple Year Actively Involved In Leadership, Orientation, Introduction and Training of newly admitted College Students